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FEB 28 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Lege 404-439-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

*Ple 3/7

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

WYNELLE F. BENTLEY
MY COMMISSION EXPIRES MAY 31, 2011
NOTARY PUBLIC
COWETA COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Invesco Distributors, Inc.

We have audited the accompanying statement of financial condition of Invesco Distributors, Inc. (the Company), as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invesco Distributors, Inc., at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

Invesco Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash equivalents in affiliated money market funds	$ 77,963,929
Accounts receivable:	
Due from dealers for sales of shares of affiliated registered investment companies	65,220
Due from affiliated registered investment companies	25,109,879
Commissions receivable	275,115
	25,450,214
Deferred tax assets	15,026,988
Other assets	915,068
Total assets	$ 119,356,199
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliated registered investment companies for sales of shares	$ 65,104
Due to dealers for redemptions from affiliated registered investment companies	6,697
Due to affiliated companies	9,443,421
Due to dealers for distribution fees	60,212,482
State income taxes payable	1,047,269
Total liabilities	70,774,973
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	42,591,622
Retained earnings	5,989,594
Total stockholder's equity	48,581,226
Total liabilities and stockholder's equity	$ 119,356,199

See accompanying notes.

1. Organization and Description of Business

Invesco Distributors, Inc. (formerly Invesco AIM Distributors, Inc.) (the Company) is a wholly owned subsidiary of Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings (INAH), which is owned by Invesco Management Group, Inc. (Management), which is owned by IVZ UK Limited (Limited), which in turn is owned by Invesco Group Services (IGS), which is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (Invesco Funds and Invesco Van Kampen Funds) and for certain affiliated unregistered money market funds. The Company also serves as a municipal securities broker for the affiliated Section 529 Van Kampen College Savings Plan. The Company is also the distributor of Creation Units for each investment portfolio of the PowerShares Exchange – Traded Fund Trusts on an agency basis.

The Company maintains an agreement with Pershing LLC, a subsidiary of BNY Brokerage, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. Pershing LLC services include access to securities of investment companies, individual equities, and fixed income products.

On June 1, 2010, Invesco Ltd. acquired from Morgan Stanley its retail asset management business, including Van Kampen Funds Inc. (the Acquisition). Effective as of that date, the distribution of Van Kampen and Morgan Stanley open and closed end funds was transitioned to the Company.

The transaction was accounted for by Invesco Ltd. under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, *Business Combinations*. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the transaction. Certain assets acquired and liabilities assumed were deemed attributable to the Company and therefore reflected on its statement of financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Transactions with Affiliated Companies

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC Topic 946-605, *Financial Services Investment Companies – Revenue Recognition.* No gain or loss from this arrangement is reflected in the Company's statement of financial condition since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the Rule 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company records deferred tax assets relating to temporary differences in the recognition of compensation cost for book versus tax purposes.

2. Summary of Significant Accounting Policies (continued)

Pursuant to ASC Topic 718, *Compensation – Stock Compensation*, the Company records the realized benefits of tax return deductions in excess of compensation cost recognized as an increase to additional paid in capital and an offsetting reduction in income taxes payable.

The Company recognizes and measured its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company does not have any unrecognized tax benefits as of December 31, 2010.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Recent Pronouncements

Accounting Pronouncements Recently Adopted

In June 2009, the FASB issued Statement No. 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140* (FASB Statement No. 166), which addresses the effects of eliminating the qualifying special-purpose entity concept from FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (FASB Statement No. 140), and will generally subject those entities to the consolidation guidance applied to other VIEs as provided by FASB Statement No. as provided by FASB Statement No.167, *Amendments to FASB Interpretation No. 46(R)* (FASB Statement No. 167). FASB Statement No. 166 is now encompassed in ASC Topic 860. FASB Statement No. 167 is now encompassed in ASC Topic 810. Specifically, FASB Statement No. 166

2. Summary of Significant Accounting Policies (continued)

introduces the concept of a participating interest, which will limit the circumstances where the transfer of a portion of a financial asset will qualify as a sale, assuming all other derecognition criteria are met, and clarifies and amends the derecognition criteria for determining whether a transfer qualifies for sale accounting. FASB Statement No. 166 will be applied prospectively to new transfers of financial assets occurring on or after January 1, 2010.

Neither the adoption of SFAS No. 166 nor SFAS No. 167 had a material impact on the Company's statement of financial condition.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements (*ASU 2010-06). ASU 2010-06 amends Topic 820 to require a number of additional disclosures regarding fair value measurements. Specifically, ASU 2010-06 requires entities to disclose: (1) the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers; (2) the reasons for any transfers in or out of Level 3; and (3) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances, and settlements on a gross basis. ASU 2010-06 also clarifies existing fair value disclosures about the appropriate level of disaggregation and about inputs and valuation techniques for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company has made the required disclosures in Note 3.

3. Fair Value Measurement

ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

3. Fair Value Measurement (continued)

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $77,963,929 at December 31, 2010. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2010.

4. Income Taxes

Federal deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 41% due primarily to the effect of non-deductible expenses and state taxes. As a result of the Acquisition, the Company recorded an estimated deferred tax asset associated with deferred compensation of $10,256,788. The pushdown of the deferred tax asset from IVZ resulted in a noncash capital infusion which will remain with the Company for at least 12 months. The current deferred tax asset of $437,359 relates to the deductibility of bonus payments for federal tax purposes. The non-current deferred tax asset of $14,589,629 relates to the deductibility of fixed assets and share-based compensation for federal tax purposes.

4. Income Taxes (continued)

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2004.

5. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the *Alternative Standard* method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2010, the Company had net capital of $25,278,591, which exceeded required net capital of $250,000 by $25,028,591.

6. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Regulatory Inquiries and Actions

Following industry-wide regulatory investigations, multiple lawsuits based on market timing allegations were filed against Management, IAI, successor by merger to Invesco Aim Advisors, Inc., the Company and other affiliates (collectively, Invesco). These lawsuits were consolidated in the United States District Court for the District of Maryland (the MDL Court), together with market timing lawsuits brought against affiliates of other mutual fund companies, and on September 29, 2004, three amended complaints were filed against company-affiliated parties: (1) a putative shareholder class action complaint brought on behalf of shareholders of AIM Funds, n/k/a Invesco Funds, formerly advised by INVESCO Funds Group, Inc. (a former affiliated advisor); (2) a derivative complaint purportedly brought on behalf of the former AIM Funds and the shareholders of such funds; and (3) an ERISA complaint purportedly brought on behalf of participants in the company's 401(k) plan.

7. Regulatory Inquiries and Actions (continued)

In 2007, Invesco and plaintiffs reached a settlement in principle of the shareholder class action and derivative lawsuits. The settlement, which was subject to court approval, called for a payment by Invesco of $9.8 million (of which $665,000 was recorded by the Company in Allocations from affiliates in the 2007 Statement of Income) in exchange for dismissal with prejudice of all pending claims. In addition, under the terms of the settlement, Invesco incurred certain costs in connection with providing notice of the settlement to affected shareholders; however, such incremental notice costs did not have any material effect on the financial position or results of operations of Invesco or the Company.

In 2008, Invesco and plaintiffs reached a settlement in principle of the ERISA-based action. No payments were required under this settlement; however, Invesco agreed to make certain limited changes to benefit plans and participants' accounts. The MDL Court formally approved the settlements on October 25, 2010. There was a brief period to appeal the MDL Court's approval; however, no appeal was filed. Payments to the effected shareholders were made in January 2011. The plaintiffs' counsel will seek fees from the funds that are part of the settlement of the shareholder class action and derivative lawsuits. This matter is concluded.

The Auditor of the State of West Virginia, in his capacity as securities commissioner, has initiated administrative proceedings against many mutual fund companies, including Invesco, seeking disgorgement and other monetary relief based on allegations similar to those underlying the market timing lawsuits. The action against Invesco was initiated on August 30, 2005. Invesco's time to respond to the Auditor's proceeding has not yet elapsed. Although there can be no assurances, based on information currently available, the Company does not believe it is probable that the ultimate outcome of any of these actions will have a material adverse effect on the Company's financial position or results of operations.

The asset management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations, and administer market conduct examinations with respect to compliance with applicable laws and regulations.

Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

7. Regulatory Inquiries and Actions (continued)

In the normal course of its business, the Company is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available to it, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

The Company intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Invesco Distributors, Inc.

In planning and performing our audit of the statement of financial condition of Invesco Distributors, Inc. (the Company), as of December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

STATEMENT OF FINANCIAL CONDITION

Invesco Distributors, Inc.
As of December 31, 2010
With Reports of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Ernst & Young LLP

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